UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TRUSTFEED CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898391107

(CUSIP Number)

Daniel Gordon

10940 Wilshire Blvd, Suite 1500

Los Angeles, California 90024

(213) 616-0011

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	898391107

1.	Names of Reporting Person: CWR 1, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 50,437,591 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Items 2 and 5)
	10.	Shared Dispositive Power: 50,437,591 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,437,591 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 18.24%
14.	Type of Reporting Person (See Instructions): CO

(1)	The ownership of the Issuer’s shares held by CWR 1, LLC, a Delaware limited liability company (“CWR1”) may be deemed to be indirectly beneficially owned by Daniel Gordon by nature of his relationship to CWR1 (described under Item 2 of this Schedule 13D and the matters described within Item 3, Item 4 and Item 5 of this Schedule 13D).

CUSIP No.	898391107

1.	Names of Reporting Person: Daniel Gordon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 27,793,494 (1) (see Items 2 and 5)
	8.	Shared Voting Power: 89,846,276 (2)(3) (see Items 2 and 5)
	9.	Sole Dispositive Power: 27,793,494 (1)(see Item 5)
	10.	Shared Dispositive Power: 89,846,276 (2)(3) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 117,639,770 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 42.53%
14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (a) 13,274,505 shares of Common Stock held by Reprise Management, Inc. (“Reprise”), which is beneficial owned by Mr. Gordon, and (b) 14,518,989 shares of Common Stock held directly by Mr. Gordon. Does not include shares referred to below in Note (3).
(2)	Daniel Gordon is the majority shareholder of GLD Management, Inc., the general partner of GLD Partners, LP (“GLDLP”), affiliates of which own CWR1, and, as such, may be deemed to beneficially own shares held directly by CWR1.
(3)	Includes 50,437,591 shares of Common Stock held by CWR1. Mr. Gordon may be deemed to have voting and dispositive power over all of such shares of Common Stock. Also includes (a) 10,370,707 shares of Common Stock held by Katherine Gordon (“KG”), an immediate family member of Mr. Gordon, (b) 14,518,989 shares of Common Stock held by an UGMA account for Graham Gordon, an immediate family member of Mr. Gordon, or a Roth IRA in his name, of which KG has voting and dispositive control, and (c) 14,518,989 shares of Common Stock held by an UGMA account for Charles Gordon, an immediate family member of Mr. Gordon, or a Roth IRA in his name, of which KG has voting and dispositive control. Mr. Gordon disclaims beneficial ownership of all of such shares of Common Stock not directly owned by him except to the extent of his pecuniary interest therein.

CUSIP No.	898391107

1.	Names of Reporting Person: Katherine Gordon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 39,408,685 (1) (see Items 2 and 5)
	8.	Shared Voting Power: 27,793,494 (2) (see Items 2 and 5)
	9.	Sole Dispositive Power: 39,408,685 (1)(see Item 5)
	10.	Shared Dispositive Power: 27,793,494 (2) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,202,179 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 24.30%
14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (a) 10,370,707 shares of Common Stock held by KG, (b) 14,518,989 shares of Common Stock held by an UGMA account for Graham Gordon, an immediate family member of KG, or a Roth IRA in his name, of which KG has voting and dispositive control, and (c) 14,518,989 shares of Common Stock held by an UGMA account for Charles Gordon, an immediate family member of KG, or a Roth IRA in his name, of which KG has voting and dispositive control.
(2)	Includes (a) 13,274,505 shares of Common Stock held by Reprise, which is beneficial owned by Mr. Gordon, and (b) 14,518,989 shares of Common Stock held directly by Mr. Gordon. KG disclaims beneficial ownership of all of such shares of Common Stock not directly owned by her except to the extent of her pecuniary interest therein.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by (i) CWR 1, LLC, a Delaware limited liability company (“CWR1”), (ii) Daniel Gordon (“Gordon”) and (iii) Brett Rosen (“Rosen”), with the United States Securities and Exchange Commission on January 12, 2024 (the “Report”). This Amendment No. 1 relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Trustfeed Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 10940 Wilshire Blvd, Suite 1500, Los Angeles, California 90024. Information contained in the Report remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 1. All capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meaning set forth in the Report.

Item 2. Identity and Background

This Amendment No. 1 is being jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by CWR1, Gordon, and Katherine Gordon (“KG”, and together with CWR1 and Gordon, collectively, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment No. 1 except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

The business address for the Reporting Persons is 10940 Wilshire Blvd, Suite 1500, Los Angeles, California 90024.

CWR1 was created in 2021 for the purpose of acquiring and holding certain assets on behalf of Gordon and his affiliates.

Gordon is the majority shareholder of GLD Management, Inc., the general partner of GLDLP, affiliates of which own CWR1.

KG is the spouse of Gordon.

Rosen is no longer affiliated with CWR1.

During the past five years, neither the Reporting Persons nor any of the managers or officers of CWR1 (to Reporting Persons’ knowledge as of the time of filing this Amendment No. 1) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Persons and any managers or officers of CWR1 (to Reporting Persons’ knowledge as of the time of filing this Amendment No. 1) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

KG and Gordon are each citizens of the United States of America. CWR1 is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Report is hereby amended and supplemented by adding the following information:

On June 28, 2024, the Company entered into an Agreement and Plan of Merger and Reorganization, as amended on September 30, 2024 (the “Merger Agreement”) with Polomar Acquisition, L.L.C., a Florida limited liability company, and our wholly owned subsidiary (“Merger Sub”) and Polomar Specialty Pharmacy, LLC, a Florida limited liability company (“Polomar”) and the beneficial stockholders of Polomar to acquire 100% of the issued and outstanding membership interests of Polomar. The transactions contemplated by the Merger Agreement were consummated on September 30, 2024, and, pursuant to the terms of the Merger Agreement, among other things, all outstanding membership interests of Polomar (the “Polomar Membership Interests”), were exchanged for shares of Common Stock, based on the exchange ratio of 2,074,141.47 shares of Common Stock for every one percent of Polomar Membership Interests. The transactions contemplated by the Merger Agreement, are referred to herein, collectively, as the Acquisition. Accordingly, the Company acquired 100% of Polomar in exchange for the issuance of shares of Common Stock and Polomar became a wholly-owned subsidiary of the Company. As of the closing of the Acquisition (the “Closing”), CWR 1, LLC, the Company’s majority owner with an 83.3% beneficial ownership stake in the Company pre-Closing, transferred back to the Company and canceled 50,000,000 shares of Common Stock owned beneficially and of record by it as part of the conditions to Closing.

Gordon and certain immediate family members of Gordon, including KG, beneficially owned Polomar Membership Interests, and accordingly, as a result of the Acquisition, received Company Common Stock upon its closing on September 30, 2024. As a result of the transactions contemplated by the Merger Agreement, Gordon’s direct and indirect beneficial ownership of the Company decreased from 83.3% to 42.53%.

Item 4. Purpose of Transaction

Reference is made to Item 3, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)	As of September 30, 2024, Gordon beneficially owns 117,639,770 shares of Common Stock, which number of shares represents approximately 42.53% of the outstanding Common Stock based on 276,552,196 shares of Common Stock issued and outstanding as of September 30, 2024. As of September 30, 2024, CWR1 beneficially owns 50,437,591 shares of Common Stock, which number of shares represents approximately 18.24% of the outstanding Common Stock based on 276,552,196 shares of Common Stock issued and outstanding as of September 30, 2024, and takes into account the cancellation of 50,000,000 shares of Common Stock on September 30, 2024. As of September 30, 2024, KG beneficially owns 67,202,179 shares of Common Stock, which number of shares represents approximately 24.30% of the outstanding Common Stock based on 276,552,196 shares of Common Stock issued and outstanding as of September 30, 2024. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)

Gordon may be deemed to have the sole power to vote or direct the vote, or to dispose or direct the disposition, of an aggregate of 27,793,494 shares of Common Stock. Gordon may be deemed to have shared power to vote or direct the vote, or to dispose or direct the disposition, of an aggregate of 89,846,276 shares of Common Stock, consisting of (a) 50,437,591 shares of Common Stock owned by CWR1, (b) 10,370,707 shares of Common Stock held by KG, an immediate family member of Gordon, (c) 14,518,989 shares of Common Stock held by an UGMA account for Graham Gordon, an immediate family member of Gordon, or a Roth IRA in his name, of which KG has voting and dispositive control, and (d) 14,518,989 shares of Common Stock held by an UGMA account for Charles Gordon, an immediate family member of Mr. Gordon, or a Roth IRA in his name, of which KG has voting and dispositive control. Gordon disclaims beneficial ownership of all of such shares of Common Stock not directly owned by him except to the extent of his pecuniary interest therein

CWR1 may be deemed to have shared power to vote or direct the vote, or to dispose or direct the disposition of an aggregate of 50,437,591 shares of Common Stock,

KG may be deemed to have the sole power to vote or direct the vote, or to dispose or direct the disposition, of an aggregate of 39,408,685 shares of Common stock, consisting of (a) 10,370,707 shares of Common Stock held by KG, (b) 14,518,989 shares of Common Stock held by an UGMA account for Graham Gordon, an immediate family member of KG, or a Roth IRA in his name, of which KG has voting and dispositive control, and (c) 14,518,989 shares of Common Stock held by an UGMA account for Charles Gordon, an immediate family member of KG, or a Roth IRA in his name, of which KG has voting and dispositive control. KG may be deemed to have shared power to vote or direct the vote, or to dispose or direct the disposition, of an aggregate of 27,793,494 shares of Common Stock, consisting of (a) 13,274,505 shares of Common Stock held by Reprise, which is beneficially owned by Gordon, and (b) 14,518,989 shares of Common Stock held directly by Gordon. KG disclaims beneficial ownership of all of such shares of Common Stock not directly owned by her except to the extent of her pecuniary interest therein.

(c)	Except as described in Item 3, which is hereby incorporated by reference, Reporting Persons have not effected any transaction in Common Stock or other voting securities of the Company in the past 60 days.

(d) and (e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4, which are hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Agreement and Plan of Merger and Reorganization, dated June 28, 2024, by and among Trustfeed Corp., Polomar Acquisition, L.L.C. and Polomar Specialty Pharmacy, LLC.

Exhibit 99.1	Joint Filing Agreement, dated October 10, 2024, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

CWR 1, LLC

	By:	/s/ Daniel Gordon
	Name:	Daniel Gordon
	Title:	Authorized Signatory

/s/ Daniel Gordon
	Name:	Daniel Gordon

/s/ Katherine Gordon
	Name:	Katherine Gordon